Código de Ética en la Conducta Empresarial

Álamos Gold Inc. (denominado en lo sucesivo como “Álamos” o la “Compañía”) se encuentra comprometida:

a.	Con la conducta ética y honesta;

b.	Con la divulgación plena, justa, precisa, oportuna y comprensible de los informes públicos y comunicados de la Compañía; y

c.	Con la observancia y cumplimiento de las leyes y reglamentos aplicables, así como de las normas en materia bursátil y de la bolsa de valores.
Por lo anterior, el Consejo Directivo (el “Consejo”) ha desarrollado y aprobado el presente Código de Ética en la Conducta Empresarial, el cual es aplicable para todos los directivos, ejecutivos, empleados y consultores que brinden servicios de manera continua a la Compañía (“consultores”), a efectos de promover los más altos estándares de conducta moral, legal y ética dentro de la Compañía. El cumplimiento del presente Código y los estándares de conducta empresarial contenidos en el mismo, son obligatorios para todos los directivos, ejecutivos, empleados y consultores de Álamos. Su cooperación resulta sumamente necesaria para preservar nuestro prestigio con los accionistas, socios, inversionistas potenciales y otros interesados en la honestidades y la integridad, los cuales son clave para el éxito continuo de nuestra Compañía.

2.	Introducción
El presente Código no fue desarrollado a fin de ser una guía comprensiva de las políticas de la Compañía o de sus obligaciones impuestas por las leyes o reglamentos, sino con el único objetivo de proporcionar parámetros generales que faciliten la solución de sus problemas éticos y legales que se puedan presentar al momento de llevar a cabo conductas empresariales. Es necesario que considere el presente Código como una directriz, o una exigencia mínima, que deberá ser cumplida en todo momento. Asimismo, cabe hacer mención que Usted no deberá presumir como permitidas, aquellas actividades cuestionables que no se encuentren reguladas o prohibidas expresamente por el presente Código.
Confiamos plenamente en que todos nuestros directivos, ejecutivos y consultores lean y se familiaricen con los estándares éticos descritos en el presente Código, y en caso de ser solicitado por la Compañía, manifiesten su consentimiento para adherirse a dichos estándares a través de la firma que deberán estampar en el Certificado de Conformidad que aparece anexo al final de este Código, así como que renueven dicho consentimiento de manera anual. Cabe hacer mención, que cualquier tipo de violación al presente Código o cualquier otra política empresarias o ley aplicable, dará lugar a medidas disciplinarias, incluyendo el despido.

3.	Conducta Honesta Y Ética
La Compañía busca los más altos valores de integridad en todos y cada uno de nuestros directivos, ejecutivos, empleados y consultores, asimismo exigimos este nivel de integridad en la totalidad de nuestros operaciones y gestiones no solo con otros entes, sino también entre los conflictos de intereses reales o aparentes que se pudieran llegar a suscitar entre el personal y en el curso de las relaciones profesionales.

a.	Trato justo
Los directivos, ejecutivos, empleados y consultores están obligados a brindar un trato honesto y justo a todos y cada uno de nuestros proveedores, competidores, accionistas y en general a cualquier tercero. En nuestras operaciones con las partes anteriormente mencionadas se deberá:

i.
Prohibir sobornos, comisiones clandestinas o cualquier otro tipo de pago indebido, ya sea directo o indirecto, a cualquier funcionario de gobierno, sindicato, proveedor o cualquier otro socio de negocios a fin de obtener un contrato u otro tipo de lucro económico o actividad de gobierno;

ii.	Prohibir que nuestros directivos, ejecutivos, empleados o consultores acepten sobornos, comisiones clandestinas o cualquier otro tipo de pago indebido proveniente de cualquier persona;

iii.
Exigir información clara y precisa en relación a nuestros contratos, publicidad, documentación y declaraciones públicas a fin de buscar erradicar la inexactitud de hechos materiales, omisión de información o impresiones erróneas; y

iv.
Prohibir que nuestros representantes obtengan alguna ventaja indebida sobre nuestros proveedores, competidores o terceras personas, a través dela manipulación, el encubrimiento o el uso indebido de información privilegiado o cualquier otro tipo de práctica desleal.

En adición a lo anterior, buscamos que las prácticas empresariales de la Compañía sean congruentes con las necesidades y prioridades sociales y económicas de cada zona en la cual operamos, además de que estas últimas se caractericen por la honestidad e integridad. En caso de que existe alguna controversia entre una ley o un costumbre local y el presente Código, Usted deberá acatar siempre lo dispuesto por la ley o la costumbre

b.	Conflicto de Intereses y Oportunidades Corporativas
Nuestros directivos, ejecutivos y empleados no podrán verse involucrados en cualquier tipo de actividad que genere o de lugar a un conflicto de intereses (ej., cualquier situación en la que el interés privado o beneficio personal de un individuo interfiera o parezca interferir con el desempeño de dicha persona en cuanto a los intereses de Álamos), exceptuando de lo anterior aquellas que se encuentren permitidas de conformidad con el presente Código. A menos de que exista autorización expresa por parte de la Presidencia del Comité de Auditoria, ningún ejecutivo o empleado podrá:

i.	Ser consultor, directivo, ejecutivo, empleado o cualquier otro puesto de una compañía diversa que:
1. Compita con Álamos; o
2. Proporcione productos o servicios a Álamos;

ii.
Tener algún tipo de interés financiero, o tener algún familiar directo que tenga interés financiero, incluyendo la titularidad de acciones, en alguna entidad con la que tengamos relaciones comerciales y pudiera generar o dar lugar a un conflicto de intereses;

iii.
Solicitar o aceptar cualquier tipo de préstamo personal o servicios de cualquier entidad con la cual tengamos relaciones comerciales, exceptuando de lo anterior a las instituciones bancarias o proveedores de servicios que ofrezcan préstamos o servicios similares a terceros bajo los mismos términos en el curso ordinario de sus respectivas actividades;

iv.
Reivindicar derechos mineros o adquirir propiedades mineras para su propio interés o en favor de cualquier sindicato que no sea propiedad de Álamos, o bien, que no sea controlado o dirigido por la Compañía, dentro de los 15 kilómetros de cualquiera de las propiedades minera de Álamos;

v.
Destinar cualquier propiedad de Álamos a actividades que no se encuentren asociadas con el cumplimiento de actividades oficiales sin la autorización previa de su superior administrativo o de la Presidencia del Comité de Auditoria;

vi.
Ser consultor, director, agente, empleado o cualquier otro puesto de un negocio externo, si las exigencias de dicha negocio podrían interferir con la responsabilidad del agente o empleado para con la Compañía;

vii.
Exigir o aceptar una comisión, gratificación, lucro o beneficio de cualquier tipo, ya sea directa o indirectamente, de una persona o compañía que tenga negociaciones con Álamos, exceptuando de lo anterior aquellos beneficios eventuales tales como la hospitalidad o pequeños obsequios que se encuentren dentro de una expresión usual y razonable de cortesía empresarial;

viii.
Aceptar cualquier préstamo o garantía de las obligaciones por parte de Álamos, exceptuando de los anterior aquellos acuerdos que sean legalmente permisibles y que se encuentren previamente autorizados por la Presidencia del Comité de Auditoria; o

ix.
Durante el cumplimiento de sus deberes, brinde o influencie a otros a brindar un trato preferencial a familiares directos, dentro de los cuales se encuentran incluidos los cónyuges, hijos, padres, hermanos, así como aquellas personas con las que convivan de manera cotidiana en su hogar, con independencia de si se tienen vínculos jurídicos con dichas personas, o con organizaciones en las que su familia tenga algún tipo interés.

A no ser que exista autorización específica por parte de la Presidencia del Comité de Auditoría, ningún director o consultor podrá:

i.
Reivindicar derechos mineros o adquirir propiedades mineras para su propio interés o en favor de cualquier sindicato que no sea propiedad de Álamos, o bien, que no sea controlado o dirigido por la Compañía, dentro de los 15 kilómetros de cualquiera de las propiedades minera de Álamos;

ii.
Destinar cualquier propiedad de Álamos a actividades que no se encuentren asociadas con el cumplimiento de actividades oficiales sin la autorización previa de su superior administrativo o de la Presidencia del Comité de Auditoria;

iii.
Exigir o aceptar una comisión, gratificación, lucro o beneficio de cualquier tipo, ya sea directa o indirectamente, de una persona o compañía que tenga negociaciones con Álamos, exceptuando de lo anterior aquellos beneficios eventuales tales como la hospitalidad o pequeños obsequios que se encuentren dentro de una expresión usual y razonable de cortesía empresarial;

iv.
Aceptar cualquier préstamo o garantía de las obligaciones por parte de Álamos, exceptuando de los anterior aquellos acuerdos que sean legalmente permisibles y que se encuentren previamente autorizados por la Presidencia del Comité de Auditoria; o

v.
Durante el cumplimiento de sus deberes, brinde o influencie a otros a brindar un trato preferencial a familiares directos, dentro de los cuales se encuentran incluidos los cónyuges, hijos, padres, hermanos, así como aquellas personas con las que convivan de manera cotidiana en su hogar, con independencia de si se tienen vínculos jurídicos con dichas personas, o con organizaciones en las que su familia tenga algún tipo interés

Los directivos, ejecutivos, empleados o cualquier consultor deberán notificar a la Presidencia del Comité de Auditoría sobre la existencia de cualquier conflicto de intereses real o potencial con el propósito de que se logre el manejo ético de dicha situación, a través de los medios correspondientes.

c.	Confidencialidad y Activos de la Compañía.
Nuestros directivos, ejecutivos, empleados y consultores se encuentran en poder de información confidencial de la Compañía, así como de nuestros proveedores y otros socios empresariales. La información anterior puede incluir (i) información técnica y científica sobre proyectos existentes o futuros, (2) posibilidades o pronósticos comerciales, (3) ganancias o cualquier otra información financiera interna, (4) información personal y (5) cualquier otra información con carácter de confidencial, que en caso de ser divulgada, podría tener un fuerte impacto sobre el mercado de valores, de las acciones de Álamos, ser de uso de nuestra competencia, o bien, ser perjudicial para nuestros proveedores y otros socios empresariales. La información anteriormente mencionada es propiedad de la Compañía, de nuestros proveedores o de otros socios empresariales, y en la mayoría de los casos fue obtenida a un alto costo. Nuestros directivos, ejecutivos, empleados y consultores deberán:

i.	No discutir dicha información confidencial con o en la presencia de cualquier persona no autorizada para tal efecto, incluyendo a sus miembros familiares y amigos;

ii.	Usar información confidencial para propósitos legítimos de la Compañía y no en beneficio personal;

iii.	No divulgar información confidencial a terceros; y

iv.	Seguir cumpliendo con las obligaciones anteriormente mencionadas luego de haber dejado la Compañía.
Todos los directivos, ejecutivos, empleados y consultores deberán dar su mayor esfuerzo a fin de proteger los activos de la Compañía y garantizar su uso eficiente. El robo, la negligencia y el desperdicio tienen un impacto directo sobre las ganancias de la Compañía. Cualquier sospecha sobre un incidente de fraude o robo deberá ser reportado de manera inmediata para comenzar con las investigaciones pertinentes. Se encuentra prohibido el uso de las propiedades o recursos de Álamos para cualquier tipo de beneficio personal o para el beneficio de otra persona, incluyendo el internet, correo electrónico o servicios de mensajería, los cuales deberán ser destinados únicamente para actividades relacionadas con las operaciones de la Compañía, y que podrán ser monitoreadas por Álamos en cualquier momento sin ninguna clase de aviso al usuario.

d.	Información Personal.
Los empleados que recaben información personal de otros empleados o de terceros en nombre de la Compañía deberán hacerlo de una manera legal, ética y no intrusiva, en adición deberán de informar anticipadamente al interesado sobre el propósito por el cual se está recabando su información personal. Los empleados deberán tomar las medidas necesarias para garantizar que la información personal recabada es la correcta y para que esta no sea retenida por más del tiempo necesario.
Los empleados deberán preservar la confidencialidad de la información confidencial recabada por la Compañía. Los empleados deberán abstenerse de revelar o divulgar dicha información personal a otros empleados a menos que sea estrictamente necesario para la realización de sus labores. Los empleados no deberán revelar dicha información personal a terceros a menos que así sea requerido por cualquier ley o reglamento (y en dicho supuesto, hasta el punto necesario) o a menos de que se obtenga el consentimiento del titular de la información confidencial.

4.	Divulgación Plena, Justa, Precisa, Oportuna y Comprensible.
Estamos comprometidos con brindar a nuestros accionistas e inversionistas, la divulgación plena, justa, precisa, oportuna y comprensible de los informes que se encuentran respaldados en las Entidades Reguladoras de Valores de Canadá, así como en la Comisión del Mercado de Valores de los Estados Unidos, en los casos en que proceda. Para el fin anteriormente mencionado, nuestros directivos, ejecutivos, empleados y consultores deberán:

i.	Abstenerse de realizar anotaciones falsas o erróneas en nuestros libros y registros;

ii.	No permitir las cuentas bancarias o activos no divulgados o no registrados para cualquier fin;

iii.	Cumplir con las prácticas contables generalmente aceptadas, así como con la forma y el espíritu de los estándares de contabilidad técnicos y éticos;

iv.	Notificar de inmediato a la Presidencia del Comité de Auditoria sobre cualquier operación significativa que no haya sido reportada o registrada;

v.
Mantener un sistema interno de contabilidad que ofrezca una seguridad razonable en cuanto al manejo de la totalidad de las operaciones que fueron debidamente registradas, así como que también permita minimizar o prevenir las pérdidas potenciales, robo o deterioro de los activos de la Compañía;

vi.	Llevar libros y registros que reflejen de una manera precisa y razonable todas nuestras transacciones;

vii.
Llevar un sistema interno de la contabilidad que ofrezca una seguridad razonable en cuanto al manejo de información relevante de Álamos, especialmente durante los periodos en los que se preparan nuestros informes periódicos;

viii.	Presentar la información de manera clara y ordenada;

ix.	Facilitar la información sobre hechos relevantes y opiniones profesionales, ya sea si estas son favorables o no; y

x.	Cumplir con lo establecido en la Política de Divulgación de la Compañía.

a.	Libros y registros contables.
Todas las operaciones financieras que involucren a la Compañía o que pudieran llegar a afectarla deberán ser debidamente autorizadas y aprobadas, en adición a lo anterior, deberán ser registradas en los libros y registros contables de la Compañía de conformidad con las leyes, reglamentos aplicables, controles y procedimientos de la Compañía, de los principios contables generalmente aceptados y apegándose a los más altos estándares de integridad.
Los empleados que sean responsables de establecer y administrar los sistemas contables de la Compañía (“Empleados de Contabilidad”) deberán garantizar lo siguiente:

i.	Que todas las operaciones financieras se encuentren debidamente autorizadas;

ii.	Que los registros reflejen de manera precisa y razonable las operaciones e incidentes con los que se encuentren relacionados;

iii.	Que los registros reflejen los activos, responsabilidades, ingresos y gastos de la Compañía de manera precisa y detallada;

iv.	Que los registros contables no contengan anotaciones falsas o erróneas;

v.	Que no existan operaciones clasificadas de manera errónea, tales como cuentas, servicios o periodos contables; y

vi.	Que todas las operaciones se encuentren respaldada por el comprobante respectivo, así como que estas se encuentren debidamente registradas en la cuenta y periodo contable correspondiente.
Los ejecutivos que sean responsables de establecer y manejar los sistemas contables de la Compañía deberán desarrollar y llevar procedimientos correspondientes a fin de:

i.	Instruir a los Empleados de contabilidad y monitorear que estos últimos cumplan con las leyes y reglamentos aplicables;

ii.	Identificar posibles violaciones de las leyes y reglamentos aplicables, así como reportarlas al Comité de Auditoria;

iii.	Promover e incentivar la integridad profesional;

iv.
Evitar cualquier tipo de presión que pudiera llegar a ser ejercida a fin de cumplir con los resultados contables deseados mediante la alteración de registros o cualquier otra anotación, dejando de aplicar los principios contables o a través de la realización de operaciones destinadas a evadir los registros contables o cualquier otra actividad que pudiera llegar a ocultar la verdadera naturaleza de la transacción; y

v.	Exhortar a los Empleados de Contabilidad a denunciar cualquier práctica contable contraria a los principios y procedimientos contables.

Los empleados deberán proteger los libros y registros contables de la Compañía de cualquier posible destrucción o alteración, en adición, deberán abstenerse de ocultar información relacionada con la Compañía del manejo de esta última, de auditores o de los asesores legales de la Compañía.
Cualquier duda o interrogante relacionada con los libros y registros contables de la Compañía deberá ser planteada al Director de Finanzas de la Compañía, o bien, a la Presidencia del Comité de Auditoría.

5.	Observancia y cumplimiento de leyes, normas y reglamentos.
La Compañía deberá cumplir con todas y cada una de las leyes y reglamentos aplicables a nuestras actividades dentro de la jurisdicción en la que operamos, y confiamos plenamente en que nuestros directivos, ejecutivos, empleados y consultores acataran lo dispuesto por dichas normas. Específicamente, estamos comprometidos con:

i.	Llevar a cabo nuestras actividades de conformidad con las leyes bursátiles y ambientales;

ii.
Fomentar un área de trabajo libre de cualquier tipo de discriminación, intimidación, amenazas u hostigamiento por razones de género, edad, estado civil, nacionalidad, creencias religiosas, preferencias sexuales, discapacidad o de cualquier otra característica personal que se encuentre protegida por la ley;

iii.	Promover y apoyar la competencia leal, así como las leyes prohibitivas de libre competencia o de cualquier práctica desleal;

iv.	Prohibir cualquier tipo de pago ilegal, obsequios o dadivas a cualquier funcionario público o partido político; y

v.	Cumplir con todas las leyes aplicables en material bursátil, incluyendo aquellas que impongan requisitos en relación a la contabilidad.

a.	Salud y seguridad.
La Compañía está comprometida con brindar un ambiente de trabajo seguro, saludable y productivo, así como con promover prácticas de trabajo seguras y productivas durante sus operaciones. Los empleados deberán cumplir con las leyes de salud y seguridad laboral, así como con los reglamentos y normas aplicables a las operaciones concretas de la Compañía. En adición a lo anterior, los empleados tienen la responsabilidad de fomentar un lugar de trabajo saludable y seguro, y estarán obligados a reportar o corregir cualquier condición de riesgo de manera inmediata a efecto de minimizar probables accidentes que se pudieran llegar a sucitar en el área de trabajo.
A fin de proteger la seguridad de todos los empleados, los empleados deberán presentarse a sus labores de trabajo en un estado conveniente para la realización de sus deberes, libres de la influencia de cualquier tipo de sustancia que pudiera impedir realizar de manera segura y efectiva sus actividades. El uso de sustancias prohibidas en el área de trabajo está prohibido.

b.	Discriminación y Hostigamiento.
La Compañía no permite bajo ninguna circunstancia, la discriminación, intimidación u hostigamiento por parte de los empleados o hacia estos, por razones de raza, genero, edad, estado civil, nacionalidad, creencias religiosas, preferencias sexuales, discapacidad o de cualquier otra característica personal que se encuentre protegida por la ley. Los empleados tienen derecho a estar libres de cualquier tipo de hostigamiento personal, ya sea verbal, físico o visual. Asimismo, tienen derecho a que se respete su dignidad, así como a la protección de sus derechos.
La discriminación se encuentra prohibida dentro de la Compañía y en general, en cualquier otro tipo de relación laboral existente en el curso de nuestras operaciones, como la contratación, ascensos, capacitación, oportunidades, salarios, prestaciones y terminaciones. Los empleados deberán promover y mantener un ambiente de trabajo que fomente el respeto personal y la confianza mutua. Se exhorta a los empleados a comunicar de manera inmediata aquellas conductas de compañeros de trabajo que los hagan sentir incomodos, así como a reportar cualquier tipo de hostigamiento.

c.	Uso de Correo Electrónico y Servicios de Internet
Los sistemas de correo electrónico, así como los servicios de internet son proporcionados a efectos de facilitar la realización de las labores dentro de la Compañía. El uso personal esporádico y ocasional está permitido, pero en ningún momento deberá desinarse para beneficio propio ni a cualquier otro propósito indebido. Usted deberá abstenerse de enviar, descargar o acceder a información que pudiera llegar a ser ofensiva para otra persona, como por ejemplo contenido sexual explícito o burlas, proposiciones indecentes, ofensas por razón de origen étnico o racial, o cualquier otro tipo de mensaje que pudiera ser considerado como hostigador. Se debe tener en cuenta que el almacenamiento de correos no deseados afecta la capacidad de nuestros sistemas para llevar a cabo las operaciones de la Compañía, razón por la cual está prohibido.
Los empleados deberán abstenerse de descargar contenido amparado por derechos de autor, o de usar material que no esté concedido bajo licencia a la Compañía, en adición, deberán dar cumplimiento a los términos de la licencia mediante la cual se permitió el uso a la Compañía de cierto material. Estará prohibido realizar cualquier tipo de cambios a materiales concedidos bajo licencia sin el consentimiento previo de la Compañía. Asimismo, se prohíbe a los empelados la descarga de juegos o fondos de pantalla, pues son fuente común de virus.
Todos sus mensajes (incluyendo mensajes de voz) e información contenida en el computador serán considerados como propiedad de la Compañía y Usted no deberá tener ningún tipo de expectativa de privacidad. Salvo que se encuentre expresamente prohibido por alguna ley, la Compañía se reserva el derecho de acceder y divulgar dicha información en caso de ser necesaria para fines empresariales. Se exhorta a los empleados a tener un criterio razonable y a abstenerse de enviar mensajes o almacenar cualquier tipo de información que no quisieran que fuera vista o escuchada por otras personas.

d.	Actividades y Aportaciones Políticas.
Los empleados podrán participar en actividades políticas siempre que estas no se realicen en el curso de la jornada laboral, con recursos financieros de la Compañía, o a través de cualquier otro tipo de recursos, como teléfonos o computadores.
La Compañía podrán externar opiniones de manera ocasional en cuanto a los asuntos locales o nacionales en los cuales se vean inmersas nuestras operaciones. En tales casos, se podrán emplear los fondos y recursos de la Compañía, solo en los casos permitidos por la ley y observando pautas rigurosas. La Compañía podrá aportar contribuciones limitadas a partidos políticos o candidatos en los casos que sea permitido por las leyes y costumbres de la jurisdicción de que se trate. Los empleados deberán abstenerse de realizar o destinar aportaciones políticas en nombre de la Compañía sin la autorización del personal directivo.

e.	Obsequios y Actividades de Entretenimiento.
Los obsequios y actividades de entretenimiento empresariales son cortesías habituales destinadas a promover la buena voluntad entre socios de negocios. Dentro de estas cortesías se encuentran los alimentos y bebidas, boletos para asistir a eventos deportivos o culturales, rebajas que no estén destinadas al público en general, viajes, alojamiento y cualquier otro tipo de mercancía o servicios. En determinados lugares, estas cortesías juegan un rol de gran importancia en las relaciones de negocios. Sin embargo, es necesario hacer mención que en ciertas ocasiones estas cortesías pueden generan problemas cuando comprometan, o parezcan comprometer, nuestra capacidad de evaluar de manera objetiva y justa las decisiones de negocios.
Se debe evitar el ofrecimiento, solicitud o aceptación de cualquier obsequio, gratificación o entretenimiento que pueda llegar a percibirse como una influencia negativa o desleal en cuanto a las relaciones de negocios. La anteriores pautas deberán ser seguidas en todo momento y no cambiarían durante los periodos tradicionales de entrega de obsequios. No se deberán ofrecer, otorgar, ofrecer o aceptar ningún tipo de obsequios o entretenimiento por parte de los directivos o empleados de la Compañía, o por sus miembros de familia, a menos que (1) el obsequio no consista en dinero en efectivo, (2) es conforme con las prácticas de negocios habituales, (3) no es de valor excesivo, (4) no pueda ser considerada como un soborno, (5) no viole ninguna ley o reglamento aplicable y (6) no viole las políticas internas de la Compañía en materia de anti-corrupción y soborno. En caso de que se le presente cualquier situación relacionada con lo señalado anteriormente, por favor consúltela con su supervisor.

f.	Manejo de Información Privilegiada.
Los empleados y directivos, deberán abstenerse de comprar o vender valores de la Compañía o de una empresa que se encuentre en algún tipo de “relación particular” con la Compañía, cuando estos se encuentren en posesión de información relevante que no haya sido divulgada al público en general, relacionada con la Compañía o de la empresa que tenga algún tipo de relación particular con la Compañía. En adición a lo anterior, también está prohibido para los empleados y directivos, la divulgación de dicha información relevante a terceros, salvo en los casos estrictamente necesario durante el curso de los negocios. Las restricciones anteriormente mencionadas en materia de manejo de información privilegiada, son aplicables también para aquellas personas a las que se les haya revelado dicho información privilegiada por empleados o directivos (ej. Familiares próximos, agentes y asesores de la Compañía).
Se considera que una empresa se encuentra en una “relación particular” con la Compañía, cuando la Compañía es propietaria directa o indirectamente, del 10% o más de las acciones de dicha empresa, en los supuestos en que la Compañía ha realizado una oferta publica por la empresa, realizado una reestructuración, fusión o alguna combinación comercial similar con la empresa, o bien, porque ha adquirido un interés sustancial sobre la empresa.
La legislación en materia de valores para Canadá y Estados Unidos, establece responsabilidad penal y civil para todas aquellas personas que participen en el manejo ilegal de información privilegiada relacionada con la Compañía. Dichas sanciones, se encuentran estipuladas con el propósito de evitar que aquellas personas que se encuentren en posesión o conocimiento de información relevante que no ha sido divulgada al público en general, se beneficien indebidamente de tal información mediante la negociación de valores de la Compañía.

Asimismo, los empleados y directivos deberán cumplir con cualquier normativa en materia de negociación de acciones establecida en la Política de Manejo de Información Privilegiada de la Compañía o expedida de manera posterior por la Compañía.

6.	Administración
El Consejo y Comité de Auditoria se ha encargado de establecer los estándares de conducta empresarial contenidos en el presente Código y vigilará el cumplimiento del mismo. En adición, se ha designado un Presidente del Comité de Auditoría e efectos de garantizar el cumplimiento de este Código.
La Compañía estará encargada de instruir a todos aquellos nuevos directivos, ejecutivos, empleados y consultores sobre las cuestiones contempladas por el presente Código, así como que todos los directivos, ejecutivos, empleados y consultores estén consientes sobre las obligaciones impuestas por el Código.

a.	Dispensa
Las solicitudes de dispensa respecto de cualquier disposición particular estipulada en el presente Código, deberá ser dirigida al Director Financiero de la Compañía, a la dirección señalada posteriormente, salvo que dicha dispensa involucre a un directivo o ejecutivo de la Compañía. Cualquier tipo de dispensa del presente Código en relación a los directivos y ejecutivos de la Compañía podrá ser otorgada únicamente por el Comité de Auditoria (y en su defecto, por el Consejo en el caso de que la dispensa involucre al Comité de Auditoria), por lo que deberá ser solicitada a la Presidencia del Comité de Auditoría a la dirección que de igual forma se señala a continuación.

•	Director Financiero de Álamos Gold Inc. “Personal y Confidencial” Brookfield Place, 181 Bay Street, Suite 3910 Toronto, Ontario M5J 2T3 Canadá
O mediante correo electrónico dirigido a notice@alamosgold.com con copia al Director Financiero y al Consejo Directivo de la Compañía.

•	Presidencia del Comité de Auditoría de Álamos Gold Inc.’s

“Personal y Confidencial”

Brookfield Place, 181 Bay Street, Suite 3910

Toronto, Ontario M5J 2T3

Canadá

b.	Comunicar Violaciones e Interrogantes.
Los directivos, ejecutivos, empleados y consultores deberán informar por escrito, al Presidente del Comité de Auditoría, así como al Consejo (“Recepción de Denuncias”, tal y como se definirá posteriormente) sobre cualquier violación, o sospecha de violación a leyes, reglamentos o del presente Código. En adición, los directivos, ejecutivos, empleados y consultores deberán contactar a la Presidencia del Comité de Auditoria, en caso de que se les presente cualquier duda respecto del presente Código, contabilidad o asuntos sobre auditoría o prácticas empresariales. Cualquier informe sobre un incumplimiento o interrogante, deberá ser dirigido de inmediato y formalmente, así como de manera anónima. Con lo anterior, la Compañía intenta fomentar un ambiente de trabajo en el cual las cuestiones éticas puedan ser planteadas y discutidas con los supervisores u otras personas sin temor a represalias. La presente política en materia de denuncia tiene como fin exhortar y facilitar a los empleados y otros a resolver los conflictos dentro de la Compañía, a efectos de evitar que se prefiera la resolución del conflictos mediante la utilización medios externos a la Compañía.
La Presidencia del Comité de Auditoría o la persona designada por el mismo, deberá investigar todas aquellas violaciones comunicadas a dicho órgano. El Presidente del Comité de Auditoría o la persona designada por el, tendrá responsabilidad absoluta para determinar si ha existido una violación al presente Código y, en caso de ser necesario, establecer una solución adecuada, incluyendo medidas correctivas y de prevención, dando cuenta de lo anterior a la Presidencia del Comité de Auditoría y al Director Ejecutivo cuando así se requiera. Todas las denuncias deberán ser manejadas confidencialmente en la medida de lo posible. No se permitirá ningún tipo de represalias en contra de los directivos, ejecutivos, empleados o consultores que reporten violaciones de buena fe.

c.	Consecuencias de una Violación
Los directivos, ejecutivos, empleados o consultores a los cuales se les haya determinado que han violado alguna ley, reglamento o el presente Código, deberán enfrentar una medida correctiva adecuada al caso en concreto, la cual podrá consistir en disminución de puesto, reasignación, suspensión con pago o sin pago, odespido inmediato.

d.	Recepción de Denuncias.
A fin de facilitar la denuncia de violaciones por parte de los empleados, el Comité de Auditoría de la Compañía ha establecido los siguientes procedimientos a fin de regular:

i.	La recepción, conservación y manejo de denuncias relacionadas con cualquier violación a las leyes, reglamentos o al presente Código (“Código en Materia de Conducta”) y

ii.	La presentación anónima y confidencial de denuncias por parte de directivos, ejecutivos, empleados y consultores.
Los directivos, ejecutivos, empleados y consultores que tengan inquietudes respecto del Código en Materia de Conducta deberán reportar dichas cuestiones de manera confidencial, anónima y escrita a la Presidencia del Comité de Auditoría (denominado en lo sucesivo como el “Órgano de Investigación”).
La denuncia deberá ser presentada por escrito a efectos de garantizar el claro entendimiento de las cuestiones planteadas. La demanda deberá estar sustentada en hechos más que en factores especulativos, y deberá contener la mayor información específica a fin de que facilite una valoración efectiva de la misma. La denuncia que describe una cuestión o supuesta violación deberá ser veraz y deberá exponer toda la información que la persona tenga en su conocimiento respecto de la cuestión planteada o la supuesta violación. En adición, todas la denuncias deberán contener información corroborativa que permita el inicio de una investigación. La Compañía estará facultada para decidir, a su razonable criterio, no comenzar con una investigación en el supuesto de que la denuncia contenga únicamente acusaciones sin fundamentos, irregulares o sin la información de comprobatoria necesaria.
Los directivos, ejecutivos, empleados y consultores que tengan cuestiones o denuncias respecto del Código en Materia de Conducta, o bien, sugerencias o propuestas para lograr mejoras en el proceso podrán reportar dichas cuestiones, denuncias, sugerencias o propuestas de manera confidencial y anónima a la Presidencia del Comité De Auditoria a la siguiente dirección:

·	Mediante nuestra página web confiable www.alamosgold.ethicspoint.com (disponible en inglés, español y turco)
O

·	Por vía telefónica a través de nuestros números sin costo (disponible en inglés, español y turco):

•	1-866-553-3142 (Canada y United States)

•	001-844-358-0110 (Mexico)

•	Código de Acceso: 0811-288-0001, Gratis #: 844-637-6755 (Turkey)

e.	Tramitación y manejo de denuncias
Luego de la recepción de una denuncia por parte de la Presidencia del Comité de Auditoría, el Órgano Investigador deberá determinar, a su criterio, si existen bases suficientes para comenzar con una investigación derivada de la denuncia. A fin de contar con un mayor número de elementos para tomar dicha decisión, el Órgano Investigador podrá comenzar una investigación preliminar. A solicitud del Órgano Investigador, otras partes pueden verse involucradas en la investigación a causa de su responsabilidad superviniente o experticia.
En la medida de lo posible, todas las denuncias deberán ser manejadas de forma confidencial. En ningún caso se deberá revelar información relacionada a la denuncia a personas que no tengan una necesidad particular de conocer dicha información. La investigación de las denuncias deberá ser pronta. La decisión del Órgano Investigador deberá ser comunicada al directivo, ejecutivo o empleado que presentó la denuncia, a menos de que la denuncia haya sido presentada de forma anónima, pues en este supuesto se deberá dar cuenta de la misma al Comité de Auditoria, según corresponda.
Una vez emitida la decisión de recomendar una investigación formal, el Órgano Investigador deberá notificar oportunamente a los miembros del Comité de Auditoría. Luego, el Comité de Auditoría determinará, a su juicio razonable, si existen bases suficientes para comenzar con una investigación formal derivada de la denuncia. Si el Comité de Auditoría emite una decisión de este tipo, posteriormente ordenara al Órgano Investigador comenzar con la investigación formal. El Órgano Investigador deberá supervisar y vigilar todas las investigaciones bajo la autoridad del Comité de Auditoria. El Comité de Auditoria deberá garantizar la coordinación de cada investigación y tendrá responsabilidad plena para la implementación de esta política. El Comité de Auditoría tendrá facultad para emplear asesoría legal y contable externa en cualquier investigación, en caso de que así lo considere necesario para realizar la investigación correspondiente de conformidad con sus lineamientos y con la presente política.
En cada junta del Comité de Auditoría, el Presidente deberá preparar un informe al Comité de Auditoría detallando la naturaleza de cada una de las denuncias presentadas durante el trimestre, exponiendo si la denuncia derivó en el inicio o no de una investigación formal, así como el estado de cada una de las investigaciones.

f.	Medidas Correctivas
El Comité de Auditoría, con el apoyo del Órgano Investigador y de la Administración de la Compañía, en caso de así ser solicitado, determinará la validez de la denuncia así como la posibilidad de una medida correctiva, según corresponda. Es responsabilidad del Comité de Auditoría reportar al Consejo y Administración de la Compañía cualquier incumplimiento que se presente respecto de requisitos legales o reglamentarios y asegurarse que la administración tome las medidas correctivas necesarias, dentro de las cuales se podrán incluir, comunicar dichas violaciones a la autoridad competente. Los directivos, ejecutivos, empleados y consultores que sean encontrados responsables de haber violado una ley, reglamento o política de la Compañía deberán enfrentar según corresponda, una medida correctiva.

g.	Protección de Empleados y Consultores.
La Compañía no podrá despedir, suspender, amenazar, hostigar o discriminar de forma alguna a directores, ejecutivos, empleados o consultores en los términos y condiciones del empleo o servicios sobre la base de cualquier acción legal de dicho director, ejecutivo, empleado o consultor por motivos de la denuncia de buena fe en relación Código en Materia de Conducta. En adición a lo anterior, cualquier empleado que tome represalias en contra de alguien que haya denunciado podrá estar sujeto a medidas disciplinarias así como a la terminación de su empleo.

h.	Acusaciones Infundadas
En el supuesto de que un directivo, ejecutivo, empleado o consultor presente una denuncia de buena fe de conformidad con la presente política, y cualquiera de las acusaciones contenidas en ella no son comprobadas por investigaciones subsecuentes, no se podrá ejercitar ningún tipo de acción en contra del directivo, ejecutivo, empleado o consultor que presentó la denuncia. En la presentación de una demanda, los directivos, ejecutivos, empleados o consultores deberán tener cuidado especial a fin de asegurar la certeza de la información proporcionada. Si después de la investigación, se demuestra que alguna cuestión derivada de dicho proceso es infundada y fue comunicada de mala fe para fines dolosos y frívolos, el director, ejecutivo, empleado o consultor que presentó la demanda podrá estar sujeto a medidas correctivas.
Cuando las acusaciones reveladas de conformidad con esta política no sean sustanciadas, las conclusiones de la investigación deberán ser comunicadas tanto a la persona que presentó la denuncia así como a la persona en contra de quien iba dirigida la denuncia.

i.	Conservación de Denuncias y Documentos
Bajo la dirección del Comité de Auditoria, el Presidente del Comité de Auditoria deberá llevar una bitácora respecto de las denuncias presentadas, dando cuenta de su recepción, investigación y resolución. Todas las denuncias presentadas en relación a violaciones o cuestiones alegadas deberán permanecer en calidad de confidencial en la medida posible. En adición a lo anterior, todas las declaraciones por escrito, junto con los resultados de las investigaciones relacionadas con las mismas, deberán ser conservados por la Compañía por el termino de 3 años.